(5) For HI: Directly.

    For Ravelston: Indirectly, via its control of HI.

    For Lord Black: Directly and indirectly, via his control of Ravelston, which controls HI.

    For Lady Black: Directly and indirectly, via her spouse, Lord Black, and his control of Ravelston, which controls HI.